Steben & Company, Inc.	240.631.7600 T
9711 Washingtonian Blvd., Suite 400	240.631.9595 F
Gaithersburg, MD 20878	www.steben.com

February 19, 2014

Ms. Kimberly Browning
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Steben Alternative Investment Funds (the “Registrant”)
(File Nos.: 811-22880, 333-190813)

Dear Ms. Browning:

We have received your letter dated September 24, 2013, regarding the registration statement on Form N-1A for Registrant and its initial series, the Steben Managed Futures Fund (the “Fund”), that was filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on August 26, 2013. Your comments and Registrant’s responses are set forth below.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

Comment 1: Please confirm to the staff that when the prospectus or Statement of Additional Information (“SAI”) references legal authority with respect to the Fund’s activities, those references are explained or revise the disclosure accordingly. In making these revisions, please comply with the plain English requirements under Rule 421 under the Securities Act of 1933 (“1933 Act”).

Securities and Exchange Commission
February 19, 2014

Response: Registrant has revised the disclosure as applicable to explain references to legal authority. Registrant notes that although certain fundamental investment restrictions retain references to the Investment Company Act of 1940 (the “1940 Act”), Registrant has included added explanatory disclosure immediately following the list of the fundamental restrictions of the Fund to explain such references.

Comment 2: In describing the investment strategies of the Fund, the prospectus and SAI use phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. For example, the prospectus summary discloses that the Fund may use “futures contracts . . . or other securities or derivatives.” (Emphasis added.) Please revise the disclosure to identify each investment of the Fund. In addition, please use the phrase "consisting of" (or some similar, all-inclusive phrase) when explaining information rather than the term, "including."

Response: Registrant has revised the relevant language and, where appropriate, used the term “consisting principally of” in lieu of the term “including.”

Comment 3: Page 13 of the prospectus indicates that the “Fund and the Subsidiary are ‘commodity pools’ under the U.S. Commodity Exchange Act, and the Adviser is a ‘commodity pool operator’ registered with and regulated by the Commodity Futures Trading Commission (‘CFTC’).” Please confirm to the staff that the Fund also meets the definition of an investment company under Section 3 of the 1940 Act.

Response: In Peavey Commodity Futures Fund (“Peavey”)1, the Staff determined that it would not recommend that the Commission take any enforcement action if certain public commodity pools invested in futures contracts on securities, futures contracts on stock indices, options on such futures contracts and options on physical commodities traded on contract markets designated by the Commodity Futures Trading Commission (“CFTC”), without registering as investment companies under the 1940 Act, provided that the pools were not otherwise primarily engaged in the business of investing in securities so as to come within the definition of an investment company under the 1940 Act. The Staff stated that in determining an entity’s primary engagement, five factors should be considered: (1) the composition of the entity’s assets; (2) the sources of its income; (3) the activities of its officers and employees; (4) its public representations; and (5) its historical development.

1 Peavey Commodity Futures Fund, SEC No-Action Letter (June 2, 1983).

Securities and Exchange Commission
February 19, 2014

In addition to swaps contracts, futures, foreign currency transactions and options, the Fund intends to invest a significant portion of its assets in instruments that are specifically identified as “securities” pursuant to Section 2(a)(36) of the 1940 Act, including fixed-income securities and money market instruments. In addition to providing yield for the Fund’s shareholders, investments in fixed-income securities and money market instruments will support the derivative positions taken by the Fund and should constitute a majority of the Fund’s assets at any one time. Moreover, the Fund’s ownership interest in the Subsidiary will be a security. As such, Steben expects that under most market conditions, the Fund’s assets will consist primarily of securities or instruments that derive their value from securities. As a result, the Fund anticipates that the Fund’s gains and losses will be materially driven by changes in the value of securities.

Further, we believe that the Fund’s historical development, public representations of policy in the prospectus and statement of additional information, the Fund’s marketing and management activities and the activities of the officers of Steben and the portfolio managers of the Fund will support a conclusion that the Fund should be registered as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act states that an issuer is an “investment company” if it “is or holds itself out as being engaged or primarily engaged, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” The Fund is and is holding itself out as being, primarily engaged in the business of investing and reinvesting in securities, including securities-based futures and swaps. The Fund has filed a registration statement with the Commission to register as an investment company.

For these reasons, we believe that the Fund meets the definition of “investment company” under the 1940 Act.

Comment 4: The prospectus summary discloses that the Fund will invest in “Trading Entities” managed by “Trading Advisers.” If these “Trading Advisers” are in fact commodity trading advisers (“CTAs”), please revise the disclosure, using plain English, to identify them as CTAs. Also, revise the disclosure to indicate in a clear manner each entity a Trading Advisor will manage (e.g., commodity pools). The disclosure indicates that the “Trading Advisors may or may not be registered under the Commodity Exchange Act.” Please clarify when this would, or would not be the case. With what regulatory authority will the Trading Advisers be registered?

In this regard, explain in the disclosure whether any of the advisers to the commodity pools, or to any of the other investment vehicles mentioned in the prospectus, are registered under the Investment Advisers Act of 1940. Also, explain to the staff whether any of these advisers have any obligations to the Fund pursuant to Section 15 of the Investment Company Act of 1940 (the “1940 Act”). If so, please file all related contracts as exhibits to the registration statement.

Securities and Exchange Commission
February 19, 2014

Response: Registrant has revised the disclosure to clarify the types of pooled investment vehicles in which it will invest. As a result, references to “Trading Entities” have been deleted and replaced with the term “Investment Pool.” Other than the Subsidiary, the Fund currently has no intent to own a controlling interest in any Investment Pool. Further, Trading Advisers may or may not manage a commodity pool; instead, they may manage a private fund, which would fall under the definition of an “Investment Pool.”

As appropriately disclosed, “Trading Advisers” may or may not be commodity trading advisers registered under the Commodity Exchange Act. Some Trading Advisers are registered with the UK regulatory authorities, while others are located throughout the world and registered with their country’s regulatory authorities. Registrant believes that disclosing that a Trading Adviser may or may not be registered under the Commodity Exchange Act provides an investor with the necessary information in making an investment decision. It would be unruly disclosure to provide the basis of registration of each and every Trading Adviser.

Registrant has included disclosure under section “Principal Investment Strategies” noting that the Trading Advisers are not registered under the Investment Advisers Act of 1940. Registrant notes that none of the Trading Advisers have any obligations to the Fund pursuant to Section 15 of the 1940 Act.

Comment 5: Are the “Trading Advisers” and the Fund’s adviser, Steben & Company, Inc. (the “Adviser”) affiliated entities? Does the Fund or the Adviser have any control over the entities in which the Fund may invest? If yes, do any such dealings give rise to conflicts of interest issues and/or affiliated transaction concerns under Section 17 of the 1940 Act? In addressing these comments, please clarify in detail the management arrangements disclosed on page 13, under the heading, “Additional Information about Trading Entities that Trade Commodity Futures.” Based on your responses, we may have additional comments.

Response: Registrant confirms that the Adviser has no affiliated entities. As disclosed in the Prospectus, the Fund controls the Subsidiary in which it invests. The Fund and the Adviser do not have any control over any other entities in which the Fund may invest. We do not believe that the Investment Management Agreements between the Advisor and the Subsidiary constitute a “joint enterprise or other joint arrangement or profit-sharing plan” as defined in Rule 17d-1(c) under the Investment Company Act of 1940 primarily because there is no profit element present in the Advisor’s provision of management services to the Fund’s Subsidiary. For the Subsidiary, the Adviser has agreed to forego its advisory fee as such fee will be paid by the Fund. Thus, the Advisor earns no additional compensation for the management services it provides to the Subsidiary. More importantly, the overreaching and conflicts of interest concerns behind Section 17(d) are not present in the relationship between the Fund, its wholly owned Subsidiary, and the Adviser, which is responsible for providing management services to the Fund. The section entitled “Additional Information about Trading Entities that Trade Commodity Futures” has been revised and clarified.

Securities and Exchange Commission
February 19, 2014

Comment 6: Will there be any suitability requirements imposed on investors in the Fund? If yes, please disclose those requirements in an appropriate location in the disclosure. Based on your responses, we may have additional comments.

Response: The issuer does not determine the suitability of investors into the Fund. Suitability requirements are applicable to financial intermediaries.

Comment 7: Please confirm that any applicable sub-adviser information, including how the Fund will use a sub-adviser to execute investment strategies, will be included in a pre-effective amendment to the registration statement.

Response: Registrant confirms that any applicable sub-adviser information will be included in a subsequent pre-effective amendment.

Comment 8: If the Fund may invest in hedge funds, (i.e., funds that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of the 1940 Act, or if any of the underlying vehicles in which the Fund may invest (e.g., commodity pools), include hedge funds, summarize this in Item 4 of the prospectus, including all related risks (e.g., hedge funds are illiquid and are not subject to the protections of the 1940 Act). Indicate in that disclosure the maximum percentage the Fund may invest in hedge funds (i.e., expressed as a percentage of the Fund’s total assets). Please be aware that to date, the staff has only permitted mutual funds to invest up to 15% of their total assets in hedge funds. Also, for purposes of the Fund’s investment restrictions, this entire 15% should be deemed illiquid.

Response: Registrant confirms that the Fund may invest in hedge funds. Such funds fall within the definition of “Investment Pools.” Registrant has added disclosure in Item 4 of the prospectus regarding such investments and the associated risks. Registrant acknowledges the Staff’s position on the investment limits and treatment of investments in hedge funds for mutual funds. Registrant respectfully declines to disclose the maximum percentage that the Fund may invest in hedge funds as such disclosure is not required by Form N-1A.

Cover Page

Comment 9: We note prospectus disclosure indicating that “[t]he Fund should be considered a speculative investment entailing a high degree of risk and is not suitable for all investors.” Given these facts, we believe that this quoted language, or similar disclosure, should appear on the cover page of the registration statement.

Securities and Exchange Commission
February 19, 2014

Response: Registrant has incorporated the requested disclosure.

Comment 10: If applicable, disclose on the cover page that the Fund directly invests in hedge funds and funds of hedge funds, and indirectly in such funds via its investments in the underlying vehicles. Also, indicate the maximum percentage the Fund may invest in such funds. In addition disclose on the cover page that these investments are illiquid and are not subject to the protections of the 1940 Act.

Response: Registrant respectfully declines to incorporate the requested disclosure as such disclosure is not required by Form N-1A.

Prospectus

Comment 11: The fee table’s second footnote references a “master fund.” Further disclosure on page 41 indicates that the Fund “is also able to invest up to 100% of its total assets in a master portfolio with the same investment objectives, policies and limitations as the Fund.” Also, page 5 of the Statement of Additional Information (“SAI”) includes a fundamental investment policy indicating that “[n]otwithstanding any other investment policy of the Fund, the Fund may invest all of its investable assets . . . in an open-end management investment company . . . . “ Please identify this “master fund” and clarify any related master-feeder structure involving the Fund. Based on your responses, we may have additional comments.

Response: Registrant has removed all references related to a “master fund” or a master-feeder structure.

Fees and Expenses of the Fund

Comment 12: Either confirm to the Staff that under the Fund’s structure, including its use of the Subsidiary and any other investment vehicle, there will be no layering of management fees or revise the disclosure accordingly. We note that the Adviser will provide advisory services to the Subsidiary. Who will pay for these services? Based on your answers, we may have additional comments.

Response: Registrant confirms that there will be no layering of management fees among the Fund and the Subsidiary. As disclosed in the Fund’s Item 10 disclosure, the Adviser has agreed to forego its advisory fee from the Subsidiary as such fee will be paid by the Fund. Thus, the Advisor earns no additional compensation for the management services it provides to the Subsidiary. To the extent that the Fund invests in Investment Pools, the disclosure has been revised to address management fees that may be paid by the Investment Pool and thus, indirectly by the Fund.

Securities and Exchange Commission
February 19, 2014

Comment 13: Please provide the Staff with your legal analysis of why it is appropriate for the Fund’s investors to indirectly bear performance fees. Based on your responses, we may have additional comments.

Response: The Adviser is not charging a performance fee to the Fund for its investment advisory services. The Investment Pools in which the Fund may invest may indeed pay a performance fee to the investment adviser to that Investment Pool. Investments in Investment Pools are permissible investments by the Fund. The Fund’s prospectus discloses that such fees may be imposed.

Comment 14: How does the fee table reflect the fees and expenses of the “total return swaps (“Swaps”) that [are] based on a customized index designed to replicate the aggregate returns of managed futures programs of Trading Advisors,” including all related performance-based fees and management fees, along will any payments to be made to the swaps’ counterparties. Also, at an appropriate location in the disclosure, please explain how these performance-based fees are calculated.

Response: First, the prospectus disclosure has been revised to clarify the type of swap in which the Subsidiary will invest and how the swap will operate. Second, the transaction expenses of investing in the swap are not reflected in the fee table and are treated the same as any other transaction expenses incurred by the Fund when investing. Finally, disclosure has been added in the principal risk sections as well as in the additional information regarding the principal investments discussing the management and performance fees that may be paid to investment advisers of Investment Pools.

Comment 15: How are the indirect fees and expenses that the Fund will bear, which result from its investments in the underlying investment vehicles (e.g., commodity pools), including all performance-based fees and management fees, reflected in the fee table? In this regard, we note that the third footnote refers to the cost of investing in “other investment companies.” Will each entity in which the Fund invests constitute an “investment company”? Also, at an appropriate location in the disclosure, please explain how these performance-based fees are calculated.

Response: Fees and expenses related to individual investments in underlying investment vehicles, such as commodity pools, are incorporated into the investment return on such investments, and are reflected in the Fund’s NAV. Therefore, such fees and expenses are not reflected in the Fund’s fee table. The Fund will not invest solely in entities that constitute “investment companies.” As noted above, disclosure has been added in the principal risk sections as well as in the additional information regarding the principal investments discussing the management and performance fees that may be paid to investment advisers of Investment Pools.

Securities and Exchange Commission
February 19, 2014

Comment 16: Please explain how the fees of the Subsidiary are reflected in the fee table.

Response: As disclosed in the Fund’s Item 10 disclosure, the Adviser has contractually agreed to advise the Subsidiary without compensation. Therefore, the management fees paid to the Adviser are reflected already in the fee table under the “management fee” line item.

Comment 17: Please conform the text of the first footnote to that required by Instruction (a) to Item 3 of Form N-1A.

Response: Registrant notes that there is no Instruction (a) to Item 3 of Form N-1A, but has revised the footnote to conform with Instruction 6(a) to Item 3. Registrant further notes that the footnote has been revised into the second footnote.

Comment 18: In the second footnote, please delete the last sentence. Further, explain to the staff these “other costs” that may be borne by the Master Fund and/or the Fund, as appropriate.”

Response: Registrant has incorporated the requested revision and removed all references related to a “master fund” or a master-feeder structure.

Comment 19: Please revise the third footnote to indicate that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. See Instruction 3(f)(vi) to Item 3 of Form N-1A.

Response: Registrant has incorporated the requested revision.

Comment 20: It appears that short sales will be a principal investment strategy of the Fund and the cost of short sales may constitute a material expense of the Fund. The “Other Expenses” line item must include an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. You may add a subcategory line item under “Other Expenses” to disclose specifically the expenses of selling short, particularly if they represent a material percentage of “Other” expenses. A footnote appended to the line item should explain why the Fund pays these expenses. In addition, please include in the disclosure made in response to Item 4 of Form N-1A, a discussion of short sales, including the costs associated with these sales.

Response: Registrant confirms that short sales will not be a direct principal investment strategy of the Fund but will be utilized in the underlying investments of the Fund. Registrant confirms that it does not expect expenses related to short sales to be more than 0.01%.

Securities and Exchange Commission
February 19, 2014

Comment 21: Please confirm that the expense ratio included in the Fee Table includes a good faith estimate as to any interest expenses or other costs of leverage that the Fund may incur in pursuing its stated investment strategies.

Response: Registrant confirms that the expense ratio included in the fee table includes a good faith estimate as to any interest expenses or other costs of leverage that the Fund may incur in pursuing its stated investment strategies.

Comment 22: Please confirm to the staff that there are no recoupment privileges under the “Operating Services Agreement,” or revise the disclosure as appropriate. Also, disclose the length of this Agreement.

Response: Registrant confirms that there are no recoupment privileges under the Operating Services Agreement between the Adviser and the Fund. Registrant has added the requested disclsoure.

Portfolio Turnover

Comment 23: Please revise the disclosure in this section to conform to that required by Item 3 of Form N-1A.

Response: Registrant notes that Instruction 1(b) to Item 3 of Form N-1A states that “[a] Fund may modify the narrative explanations if the explanation contains comparable information” to the narratives outlined in Item 3. Registrant respectfully declines to revise the disclosure regarding portfolio turnover because the manner by which the current disclosure modifies the narrative in Item 3 of Form N-1A is by giving a brief explanation of why a higher portfolio turnover rate may result in higher taxes when Fund shares are held in a taxable account.

Principal Investment Strategies

Comment 24: Please confirm that all principal strategies and risks are summarized in the Item 4 sections or revise those sections accordingly. We note that certain Item 4 risk disclosures do not appear in the Item 4 strategy section (e.g., performance fees and short sales). Also, additional strategies are mentioned after Item 4 (e.g., structured notes), that are not summarized in Item 4. Please reconcile these inconsistencies. In addition, given the name of the Fund, please revise the summary to include an 80% test indicating that the Fund will invest 80% of its total assets, or net assets (plus borrowings for investment purposes) in managed futures. See Rule 35d-1. In addition, please define managed futures in the summary and indicate the source of that definition.

Securities and Exchange Commission
February 19, 2014

Response: Registrant confirms that all principal strategies and risks are summarized in Item 4. Registrant has revised disclosure under Item 4 to reconcile the strategy and risk sections. Registrant does not believe that the Fund’s name triggers the 80% test requirement of Rule 35d-1. The Fund’s name is intended to suggest that the Fund is following a particular strategy, namely a “managed futures strategy.” The term “managed futures” in the Fund’s name is not intended to suggest that the Fund focuses its investments in futures. Therefore, even if it were permissible for the Fund to have a policy to invest at least 80% of its assets in futures under the 1940 Act, Registrant does not believe that the Fund’s name would require it to have such a policy.

Indeed, the inapplicability of Rule 35d-1 to managed futures funds appears to have been accepted many times by the staff. There are a number of other mutual funds in the marketplace with “managed futures,” included in the fund names that do not appear to comply with an 80% test pursuant to Rule 35d-1. In that regard, please see the prospectuses for the following funds: Altegris Managed Futures Strategy Fund (a series of Northern Lights Fund Trust), AQR Managed Futures Strategy Fund (a series of AQR Funds), LoCorr Managed Futures Strategy Fund (a series of LoCorr Investment Trust), and Princeton Futures Strategy Fund (a series of Northern Lights Fund Trust).

Comment 25: Please summarize the information on page 13 indicating that the “Fund and the Subsidiary are ‘commodity pools’ under the U.S. Commodity Exchange Act, and the Adviser is a ‘commodity pool operator’ registered with and regulated by the .. . . (‘CFTC’).”

Response: Registrant has summarized such information.

Comment 26: The disclosure of the Fund’s investment strategy is jargon-laden and confusing. Please revise it to indicate in a clearer manner, using plain English, that the Fund will invest directly in certain securities and/or investment vehicles, as well as indirectly via allocation of its assets among a number of underlying investment vehicles. These revisions should indicate what percentage of the Fund’s assets may be uses for its direct investments, as well as for its indirect investments via the underlying investment vehicles. In revising this disclosure, for ease of comprehension, we suggest that you summarize the Fund’s direct investment strategies in their own separate paragraphs. This disclosure should list each type of instrument or investment vehicle in which the Fund may invest directly (e.g., equity securities consisting of common stocks), including all applicable capitalization sizes and issuers (i.e., foreign and/or domestic issuers, (including emerging markets if applicable)).

Response: Registrant has revised the disclosure as requested.

Securities and Exchange Commission
February 19, 2014

Comment 27: We note that on page 2, the first bullet point indicates that the Fund may invest in “limited partnerships, . . limited liability companies and other . . . pooled investment vehicles that are globally-oriented trading companies.” Please clarify each investment vehicle listed in this first bullet point, along with all attendant risks, for example, do the “limited partnerships” include master-limited partnerships? Also, please define the term “globally-oriented.”

Response: Registrant has revised the disclosure to clarify the types of investments included in the category, now called Investment Pools. Risk disclosure also has been added relating to Investment Pools.

Comment 28: If the Fund will invest in any affiliated entities or ones in which the Fund has economic control, please summarize this in the disclosure, along with all related risks. Also, explain in your response letter whether the Fund may co-invest with any commodity pools advised by the Fund’s adviser or sub-adviser.

Response: Registrant notes that the Item 4 disclosure currently states that the Fund may invest up to 25% of its assets in the Subsidiary, and the attendant risks are also disclosed in Item 4. The Fund currently does not intend to co-invest in any commodity pools advised by the Fund’s adviser or subadviser.

Comment 29: Please confirm that each type of derivative the Fund will use to execute its principal strategy is summarized in Item 4, along with an explanation of how the derivatives will be used (e.g., speculative purposes and/or hedging), or revise the disclosure accordingly. Also, describe the risks of the derivatives in the summary’s risk section. See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response: Registrant confirms that each type of derivative used by the Fund is summarized in Item 4. Registrant has added disclosure regarding how such derivatives will be used. Registrant confirms that the Fund’s derivatives disclosure complies with the ICI Letter.

Comment 30: The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Securities and Exchange Commission
February 19, 2014

Response: Registrant confirms that the Fund will segregate the appropriate amount of assets in connection with its swaps arrangements.

Comment 31: If accurate, please disclose that the Fund will have high portfolio turnover and provide appropriate risk disclosure.

Response: Registrant does not currently anticipate that the Fund will have a portfolio turnover rate exceeding 100%. If the Fund’s portfolio turnover rate rises to the level of “high turnover” in the future, Registrant will make appropriate revisions to the Fund’s prospectus.

Comment 32: Please indicate the credit quality of the debt instruments in which the “Trading Entities” may invest, including the lowest applicable credit quality rating. If the “Trading Entities,” or the Fund, may invest in junk bonds, disclose this fact, along with all related risks.

Response: Registrant notes that the prospectus currently states that the Fund will primarily invest in investment grade fixed-income securities and sets forth the credit quality range. While the Fund may invest in “junk bonds,” such investments are not part of the Fund’s principal strategy and are disclosed in the SAI. The prospectus makes no reference to Trading Entities or Investment Pools investing in debt instruments.

Comment 33: Please explain in summary form, and in plain English, the “customized index,” mentioned in the second bullet point on page 2. In this summary, indicate the maximum percentage of fund assets that may be invested with any one counterparty. Also, should the phrase “that is based” be revised to “that are based”?

Response: Registrant has clarified the discussion of the Swaps in which the Subsidiary will invest. Registrant has included disclosure that it will invest up to 25% of its assets in the Subsidiary and that the Subsidiary may invest in the Swaps. Registrant does not believe that it is required to disclose the maximum percentage of Fund assets that may be invested with any one counterparty, and respectfully declines to incorporate that comment.

Comment 34: The disclosure indicates that the “Fund may seek to gain exposure to the commodity and financial futures markets primarily by investing up to 25% of the value of its total assets in a wholly-owned and controlled subsidiary (the ‘Subsidiary’) formed under the laws of the Cayman Islands. . . .” If the Subsidiary’s investments in underlying vehicles, which use derivatives, and investments in commodity-linked derivatives, may result in the Fund having leveraged exposure in an amount greater than 25% of the value of its total assets, please disclose this fact in the summary. Also, with respect to the Fund’s investment in the Subsidiary:

Securities and Exchange Commission
February 19, 2014

Response: Registrant has incorporated the requested revision.

(a) Please discuss, in your written response to these comments, whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Sections 15(a) of the Investment Company Act of 1940 (the “1940 Act”). Based on your responses, we may have additional comments.

Response: Registrant confirms that the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Section 15(a) of the 1940 Act.

(b) Please confirm in your response that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of its board of directors.

Response: Registrant confirms that the Subsidiary will comply with Section 10 and 16 of the 1940 Act.

(c) Please confirm that the Subsidiary’s board of directors will be signatories to the Fund’s registration statement and any subsequent pre-effective and post-effective amendments.

Response: Registrant confirms that the Subsidiary’s board of directors will be signatories to the Fund’s registration statement and any subsequent amendments thereto.

(d) Please confirm that the Subsidiary’s financial statements will be audited and filed with a regulatory body such as the Securities and Exchange Commission.

Response: Registrant confirms that the Subsidiary’s financial statements will be consolidated with those of the Fund, which will be filed appropriately.

(e) Please confirm that the Subsidiary will meet all the requirements of the 1940 Act to the same extent as the Fund. In particular, please confirm that the Subsidiary will comply with Section 8 of the 1940 Act relating to investment policies, Section 17 relating to affiliated transactions and custody, and Section 18 relating to capital structure and leverage, and with the 1940 Act requirements concerning pricing and accounting.

Response: Registrant confirms that the Subsidiary will meet the applicable requirements of the 1940 Act to the same extent as the Fund, including Sections 8, 17 and 18 and requirements concerning pricing and accounting.

Securities and Exchange Commission
February 19, 2014

(f) Please confirm the Subsidiary will have the same custodian and the same independent accountant as the Fund and that the Subsidiary’s financial statements will be consolidated with those of the Fund.

Response: Registrant confirms that the Subsidiary will have the same custodian and independent accountant as the Fund and that the Subsidiary’s financial statements will be consolidated with those of the Fund.

(g) Please discuss in your response whether the adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

Response: Registrant confirms that the Adviser will not be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

(i) Please provide an analysis of whether the investment in the Subsidiary is considered a liquid investment.

Response: The SEC considers a liquid investment to be an asset that may be sold or disposed of in the ordinary course of business within seven days at approximately the value at which a fund has valued the investment on its books. The Fund’s investment in the Subsidiary is a liquid investment because the Subsidiary, like the Fund, is limited to investing principally in liquid assets. Specifically, the Subsidiary and the Fund each may invest only up to 15% of their net assets in illiquid investments. Like the Fund, the Subsidiary offers to redeem all or a portion of its shares at the current net asset value per share every business day. If the Fund redeems its shares of the Subsidiary, the Fund could expect to receive, within a seven-day period, the cash proceeds of the Subsidiary’s investments in an amount that would approximate the value of the investment in the Subsidiary on the Fund’s books.

(j) Please discuss whether the transactions between the Subsidiary and the Fund implicate Section 17(d) of the 1940 Act.

Securities and Exchange Commission
February 19, 2014

Response: Section 17(d) of the 1940 Act makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company, or a company controlled by the registered investment company, is a joint, or joint and several, participant with such person in contravention of rules adopted by the SEC. Rule 17d-1 under the 1940 Act, in relevant part, makes it unlawful for an affiliated person of a registered investment company (or any affiliated person of such person), acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior SEC approval. Rule 17d-1 defines a joint enterprise or other joint arrangement or profit-sharing plan as “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of … such registered investment company … [has] a joint or a joint and several participation, or share in the profits of such enterprise or undertaking … but shall not include an investment advisory contract subject to Section 15 of the Act.” Section 17(d) and Rule 17d-1, taken together, are designed to prevent, among other things, affiliated persons of registered investment companies from taking undue advantage of a fund in transactions in which such persons and the fund participate in a joint undertaking. Some element of combination or profit motive generally must be present for Section 17(d) and Rule 17d-1 to apply.

The provision of advisory services to the Fund and the Subsidiary by the Adviser will not constitute a joint arrangement for purposes of Section 17(d) and Rule 17d-1. Under the Fund's advisory agreement with the Adviser, the Fund pays the Adviser an advisory fee at an annual rate based upon the Fund's average daily net assets. The Adviser does not receive any compensation for its advisory services to the Subsidiary. As such, there is no duplication of the advisory fee or additional profit for the Adviser and the Adviser will not otherwise profit from the arrangement. In addition, an investment advisory contract subject to Section 15 of the 1940 Act, which the Subsidiary will enter into with the Adviser, is explicitly excluded from the definition of a joint enterprise or other joint arrangement. Therefore, the joint operation of the Fund and the Subsidiary would not entail a joint arrangement for purposes of Section 17(d) and Rule 17d-1.

(k) Please confirm that the Subsidiary and its board of directors have agreed to designate an agent for service of process within the United States and have agreed to inspection of the Subsidiary’s books and records by the staff.

Response: Registrant confirms that the Subsidiary and its board of directors have agreed to designate an agent for service of process within the United States and have agreed to inspection of the Subsidiary’s books and records by the staff.

(l) Please disclose whether the Fund has any intention to sell or transfer the shares of the Subsidiary.

Response: Registrant confirms that the Fund has no intention of selling or transferring the shares of the Subsidiary.

Comment 35: Will the Subsidiary own any of the underlying vehicles in which it invests? If yes, we may have additional comments.

Securities and Exchange Commission
February 19, 2014

Response: The Subsidiary currently does not intend to control any of the underlying vehicles in which it may invest.

Principal Risks

Comment 36: If applicable, please confirm that this section summarizes all risks arising from the fact that the Fund invests in affiliated funds and/or investment vehicles. In particular, this paragraph should discuss any conflicts of interest arising from the fact that the investment adviser is the adviser for both the Fund and the underlying affiliated funds and/or investment vehicles. Also, confirm that any related layering of fees that shareholders will be subjected to is disclosed in this section or revise the text accordingly. In addition, please clarify that an investor may invest directly in underlying funds and/or investment vehicles (if accurate), and, thus, avoid any layering of fees.

Response: Registrant confirms that all risks arising from the Fund’s ability to invest in affiliated funds and/or investment vehicles are summarized. Registrant confirms that there will be no layering of management fees. As disclosed in the Fund’s Item 10 disclosure, the Adviser has contractually agreed, for so long as the Fund invests in the Subsidiary, to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary.

Comment 37: The prospectus describes cases where conflicts may arise between the Fund, its adviser and other clients of the adviser. In your response, please confirm that counsel to the Fund has concluded that these relationships do not give rise to transactions requiring exemptive relief from the provisions of the 1940 Act.

Response: Registrant’s counsel has not reviewed the relationships of the Fund, its Adviser and other clients of the Adviser as contemplated by this comment.

Tax Risks-Page 7

Comment 38: In your response letter, please explain the Fund’s basis for its expectation that its investment in the Subsidiary would constitute “qualifying income” under Subchapter M of the Internal Revenue Code and that the Fund would qualify as a “registered investment company” under Subchapter M. If the Fund intends to rely upon an opinion of counsel, please file a copy of that opinion as an exhibit to the registration statement. Briefly describe the tax consequences to the Fund and its shareholders if the Fund does not qualify as a “registered investment company.”

Securities and Exchange Commission
February 19, 2014

Response: As currently disclosed in the Fund’s prospectus, in order for the Fund to qualify as a regulated investment company under Subchapter M of the Code, the Fund must derive at least 90% of its gross income each taxable year from qualifying income, which is described in more detail in the SAI. Income from certain commodity-linked derivative instruments in which the Fund invests is not considered qualifying income. The Internal Revenue Service has issued private letter rulings concluding that income derived by a regulated investment company from a wholly owned subsidiary, such as the Cayman Subsidiary, that invests in commodities and commodity-linked derivatives constitutes “qualifying income.” Each of these private letter rulings applies only to the taxpayer that requested it and may not be used or cited as precedent.

The Fund has not applied for or received such a ruling from the IRS, and has not determined whether to seek such a ruling if the IRS were to resume issuing such rulings. The Fund intends to take the position that income from its investments in the Cayman Subsidiary will constitute “qualifying income,” even though the Cayman Subsidiary may not distribute all of its income and gains that are included in the Fund’s income for U.S. federal income tax purposes. The Fund has not sought an opinion of the Fund’s counsel regarding this position.

To satisfy the 90% income requirement, the Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary's investments during the fiscal year. Such dividend distributions are "qualifying income" pursuant to Subchapter M (Section 851(b)) of the Code. Registrant does not plan to rely on an opinion of counsel in this regard.

Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or its Subsidiary to operate as described in this prospectus and the SAI and could adversely affect the Fund. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

More About the Fund’s Investment Objective, Strategies, and Risks-Page 9

Investment Objective

Comment 39: If the Fund will provide notice to shareholders prior to revising the Fund’s investment objective, please disclose this fact.

Securities and Exchange Commission
February 19, 2014

Response: The Fund expects to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective or material investment policies. However, we note that Form N-1A does not require the Fund to specify in its Registration Statement a notice period for changes to the Fund's non-fundamental investment objective or other material policies. Therefore, Registrant respectfully declines to make the proposed revision.

Additional Information Regarding Investment Strategies

Comment 40: Please revise this heading to Additional Information Regarding Principal Investment Strategies.

Response: Registrant has incorporated the requested revision.

Additional Information about Trading Entities that Trade Commodity Futures-Page 13

Comment 41: This section discloses that:

With respect to the Fund’s investment in Trading Entities, each Trading Entity is managed on a discretionary basis by a third-party Trading Advisor pursuant to such Trading Advisor’s managed futures program. If the Subsidiary is the sole investor of a Trading Entity, the Subsidiary is responsible for the management of such Trading Entity, except that the respective Trading Advisor is solely responsible for directing the investments of the Trading Entity. The Adviser, as investment advisor to the Subsidiary, is responsible for directing, and is authorized to act on behalf of, the Subsidiary in its management of the Trading Entities. Each Trading Advisor advises its respective Trading Entity pursuant to a trading agreement between the Trading Entity and the Trading Advisor.

Response: Registrant has revised this section to apply to the Fund’s investments in Investment Pools rather than Trading Entities. All references to Trading Entities have been deleted. As noted above, the Fund and/or the Subsidiary will not be the sole investor in any Investment Pool.

Comment 42: Please see comment number 5 and apply it to this disclosure. Based on your responses, we may have additional comments. In particular, does this activity give rise to any conflicts of interest?

Response: Registrant has revised this section to apply to the Fund’s investments in Investment Pools rather than Trading Entities. All references to Trading Entities have been deleted.

Securities and Exchange Commission
February 19, 2014

Additional Information about Swaps on Reference Assets-Page 16

Comment 43: Please explain, in greater detail, how the “customized index,” is constructed, including how the counterparties will calculate the index. Will an ‘index” be publicly available or accessible by shareholders?

Response: Registrant has revised and clarified the disclosure regarding the Swaps in which the Subsidiary will invest.

Payments to Financial Intermediaries

Comment 44: In the third sentence, please revise the phrase “from their own resources,” to “out of their own legitimate profits.”

Response: Registrant has incorporated the requested revision.

Valuing Your Shares-Page 35

Comment 45: Please clarify in the disclosure that the Valuation Committee, in performing the fair valuation duties delegated to it by the Board of Trustees (“Board”), does so under the supervision of the Board.

Response: Registrant has incorporated the requested revision.

Restrictions on Orders-Page 38

Comment 46: The disclosure indicates that the “Fund and the Distributor reserve the right to reject any purchase or exchange order for any reason. . . .” Please disclose the maximum amount of time that will transpire before an investor is informed of his order’s rejection. Also, with respect to rejection of exchange orders, please revise the disclosure to clarify that this only applies to the purchase side of an exchange, or explain the authority allowing the Fund to cancel redemption requests. See Section 22(e) of the 1940 Act.

Response: Registrant has revised disclosure to clarify that it may reject any purchase order. It respectfully declines to include disclosure as to the maximum amount of time will transpire before an investor is informed of such rejection.

Redemption In-Kind-Page 38

Comment 47: Please indicate the types of securities the Fund will use to redeem in-kind (i.e., liquid securities and/or illiquid securities). If the Fund will use illiquid securities, please disclose that shareholders will bear the risk of not being able to sell those illiquid securities at all.

Securities and Exchange Commission
February 19, 2014

Response: As suggested by the Fund’s current disclosure, the Fund expects to distribute liquid securities, to the extent that it redeems shares in kind. As also recognized by the disclosure, however, the Fund may be forced to distribute illiquid securities. Accordingly, as drafted, the disclosure alerts investors to their potential receipt of illiquid securities in connection with an in-kind redemption and the risks of such securities (i.e., that there might not be a liquid market for them). For these reasons, Registrant believes that the Fund’s disclosure regarding in-kind redemptions is appropriate and respectfully declines to further revise such disclosure.

SAI

Comment 48: Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (e.g., add distinguishing headings or subheadings). Accordingly, please confirm that the SAI disclose the Fund's non-principal investment strategies and their risks separately from the Fund's principal investment strategies and their risks or revise the SAI accordingly. Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus. See General Instruction C.2 (b) to Form N-1A. Also, confirm in your response letter that all of the Fund’s non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. Also, confirm that all principal strategies and risks of the Fund are disclosed in the prospectus or make appropriate revisions to the disclosure.

Response: Registrant confirms that principal and non-principal strategies and risks are appropriately distinguished in the SAI. Registrant also confirms that all non-principal strategies and risks are described in the SAI and all principal strategies and risks are disclosed in the prospectus.

Comment 49: It appears that the Fund intends to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please confirm that the disclosure indicates that each transaction that involves the possible creation of a senior security will be covered with a segregated account in accordance with the provisions of that Release and any other staff guidance. Further, please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (e.g., total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Securities and Exchange Commission
February 19, 2014

Response: Registrant confirms that the Fund utilize segregated accounts in connection with financial transactions as required by existing Commission guidance, including Investment Company Act Release No. 10666 (1979) and subsequent SEC Staff no-action letters. Registrant confirms that the existing disclosure indicates that such transactions will be covered with a segregated account as required.

Investment Policies and Limitations-Page 3

Comment 50: With respect to the limitations in this section referencing legal authority, we note that clarification of the authority often appears much later in the text. For example, the discussion of the Fund’s policy regarding the loaning of the Fund’s portfolio securities appears on page 40. For ease of comprehension, please revise the disclosure to explain applicable legal authority on the same page as the limitation (e.g., provide a brief footnote) or in text immediately following the restrictions.

Response: Registrant has incorporated the requested revisions by adding disclosure immediately following the Fund’s fundamental limitations.

Comment 51: With respect to the first fundamental policy, please clarify this disclosure to state the maximum percentage of total assets the Fund may borrow. Also, revise this section to explain that in the event that the Fund’s borrowings exceed 300% of the Fund’s total assets, the Fund will within three days thereafter (not including Sundays and holidays) reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Act. (Emphasis added.) See §18(f)(1) of the 1940 Act.

Response: Registrant has incorporated the requested revisions in the new disclosure immediately following the Fund’s fundamental limitations.

Comment 52: If the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this in a non-fundamental policy and state fully how and when the Fund will engage in those policies. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing. We note that any such amount should not exceed one-third of the Fund’s total assets. See Section 18 of the Investment Company Act. See also Salomon Brothers (pub. avail. May 4, 1975).

Response: Registrant has incorporated the requested revision.

Comment 53: Page 5-Please revise the parenthetical stating, “(except for the Fund’s fundamental policies on borrowings and the issuance of senior securities),” to include the Fund’s policy on investing in illiquid securities.

Response: Registrant has incorporated the requested revision.

Securities and Exchange Commission
February 19, 2014

Additional Investment Information

Illiquid Securities-Policies and Limitations-page 79-80

Comment 54: Please disclose the Fund’s policies for addressing those instances when its illiquid securities holdings exceed 15% of its net assets.

Response: Registrant has incorporated the requested revision.

Leverage-Policies and Limitations-page 79

Comment 55: The disclosure indicates that the “Fund may borrow money for investment purposes, however, in general, does not intend to do so.” Please confirm in your response letter that should the Fund determine to purchase additional securities while the Fund’s outstanding borrowings exceed 5% of its total assets, the Fund will revise its prospectus to disclose the Fund’s leverage strategy and risks.

Response: Registrant notes that the SAI currently states that the Fund may make investments while borrowings are outstanding and the prospectus and SAI state that the Fund may engage in transactions that have the effect of leverage. Additionally, the prospectus currently includes discussion of transactions that could have the effect of leverage and corresponding risk disclosure.

*     *     *     *     *

If you should have any questions regarding the enclosed information, please contact me directly at (240) 631-7602.

Sincerely,

/s/ Francine Rosenberger

Francine Rosenberger

cc:	George Zornada

K&L Gates LLP